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                                   EXHIBIT 14

FOR IMMEDIATE RELEASE:

                    CIRCON BELIEVES CLAIMS ARE WITHOUT MERIT

Santa Barbara, California (August 19, 1996) - Circon Corporation (NASDAQ-NMS:CCON) announced today that it and certain of its officers and the individuals who serve on its board of directors were named as defendants in three lawsuits filed last week in Delaware Chancery Court. The three suits were brought by individuals who claim to be stockholders of Circon. Each suit seeks to be certified as a class action on behalf of all Circon stockholders. The suits, which are similar in substance, allege that Circon and the named individuals violated certain fiduciary duties to Circon's stockholders in connection with the Company's response to an unsolicited tender offer made by United States Surgical Corporation on August 2, 1996. The complaints seek various forms of relief, including injunctive relief and unspecified monetary damages. Circon has reviewed the allegations and claims contained in the plaintiffs' complaints, and believes that they are without merit. The Company and the named individuals intend to vigorously defend against these claims.

     Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware products as endoscopes and video systems, and such disposable products as urological stents, laproscopic suction-irrigation devices, and a wide variety of gynecological products.

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CONTACTS:

     Judy Wilkinson / Daniel Katcher
     Abernathy MacGregor Group
     (212) 371-5999